UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

AMERICAN SPECTRUM REALTY, INC.
(Name of Subject Company)

AMERICAN SPECTRUM REALTY, INC.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

02970Q203
(CUSIP Number of Class of Securities)

Quentin Thompson
Chief Financial Officer
American Spectrum Realty, Inc.
2401 Fountain View, Suite 750
Houston, Texas
(713) 706-6200
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Theodore Altman, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas
27th Floor
New York, NY 10020-1104
(212) 335-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

ITEM 1.	SUBJECT COMPANY INFORMATION

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

ITEM 5.	PERSONS /ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

ITEM 8.	ADDITIONAL INFORMATION

ITEM 9.	EXHIBITS

SIGNATURE

Item 1.  Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes attached hereto, this “Schedule 14D-9”) relates is American Spectrum Realty, Inc., a Maryland corporation (the “Company”). The address of the principal executive offices of the Company is 2401 Fountain View, Suite 750 Houston, Texas and its telephone number is (713) 706-6200. In this Schedule 14D-9, “we,” “us,” “our” and “Company” refer to American Spectrum Realty, Inc.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share (the “Common Stock”), of the Company. As of November 17, 2014, there were 3,703,142 shares of Common Stock of the Company issued and outstanding.

Item 2.  Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in “Item 1(a) Subject Company Information—Name and Address” above.  The Company’s website is www.americanspectrum.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to a tender offer (the “Offer”) by Coastal Realty Business Trust and SCM Special Fund 3, LP (the “Offerors”), to purchase up to 190,000 shares of Common Stock at a price of $0.25 per Share, in cash (the “Offer Price”), without interest, upon the terms and conditions set forth in the offer to purchase dated December 23, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”). MacKenzie Capital Management, LP, which is an affiliate of the Offerors, is serving as the depositary for the Offerors. The Offer is being made on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offerors  on December 23, 2014, as amended by Amendment No. 1 to Schedule TO filed with the SEC on December 23, 2014, as further amended on December 23, 2014 by Amendment No. 2 to Schedule TO filed with the SEC on December 23, 2014 (together with the exhibits thereto, as amended, the “Schedule TO”).

The initial expiration date of the Offer is January 30, 2015, subject to extension in certain circumstances as permitted by the Offer.

According to the Schedule TO, the Offerors’ business address is 1640 School Street, Moraga, California 94556 and their telephone number is (925) 631-9100.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and its respective executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on November 26, 2014 and incorporated herein by reference, set forth in the sections entitled “ Executive Compensation”, “Director Compensation”, “Security Ownership of Management and Principal Stockholders,” and “Certain Relationships and Agreements” therein. The Definitive Proxy Statement on Schedule 14A was previously delivered to all Stockholders and is available for free on the SEC’s web site at www.sec.gov.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

 Item 4.  The Solicitation or Recommendation.

After reviewing the Offer, the Board of Directors of the Company has unanimously recommended that the Company remain neutral as to the Offer and is expressing no opinion as to whether the holders of shares of Common Stock should accept or reject the Offer.

The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares of Common Stock in the Offer (including shares of Common Stock they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender shares of Common Stock held of record or beneficially by such entity or person for purchase pursuant to the Offer.

Item 5.  Person/Assets Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Offer.

Item 6.   Interest in Securities of the Subject Company.

No transactions with respect to shares of Common Stock have been effected by the Company or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.  Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.  Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.  Additional Information.

As the Company has previously stated in its Annual Report on 10-K filed with the SEC on October 31, 2014, until April 16, 2014, shares of Common Stock were traded on the NYSE MKT LLC (the "Exchange") under the ticker “AQQ.” On April 16, 2014, the Exchange halted trading of the Company’s shares of Common Stock due to the Company’s failure to comply with various provisions of the NYSE MKT Company Guide, which includes its failure to timely file with the Securities and Exchange Commission its Quarterly Reports on Form 10-Q for the fiscal year 2014 periods, and because its stockholders’ equity before noncontrolling interest, as reported in its Annual Report on Form 10-K, remains below compliance as of the year ended December 31, 2013.

On January 2, 2015, the Company filed a current report on Form 8-K (the “Form 8-K”) disclosing that the Company received notification on January 2, 2015 from the Exchange regarding its ongoing non-compliance with NYSE MKT LLC continued listing standards.

Also within the notification, the Exchange accepted the Company’s December 12, 2014 plan of compliance that outlined the Company’s initiatives to cure its delinquent filing status pertaining to its Form 10-Q Quarterly Reports.

On September 18, 2014, the Company submitted to the Exchange a compliance plan, in part to remedy  the deficiency in stockholders’ equity before noncontrolling interest and on November 10, 2014, the Exchange accepted the Company’s September 18, 2014 plan and granted an extension to fix its deficiency in stockholders’ equity before noncontrolling interest by February 19, 2016.

The Exchange stipulated that the Company provide them with updates in conjunction with its September 18, 2014 plan and December 12, 2014 plan initiative milestones. Additionally, the Exchange stated that they would review the Company periodically for compliance with the initiatives outlined in such plans, and if the Company does not adhere to such plans or does not make progress consistent with such plans, the Exchange will initiate delisting proceedings as appropriate.

The Company expects to regain full compliance with the continued listing standards by February 19, 2016.  Notwithstanding its efforts to regain compliance, there can be no assurance that the Company will regain compliance, trading of the Company’s shares of Common Stock will be reestablished, or if they do, the value of the shares will return, or have any value.

The Form 8-K, including the disclosure regarding the Company’s correspondence with the Exchange and related matters is attached hereto as Exhibit (a)(2) and  incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may include certain forward-looking statements with respect to the Offer and the Company’s plans for regaining compliance with the listing standards of the Exchange.  These forward looking statements may generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward looking statements. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in our Annual Report on Form 10-K filed with the SEC on October 31, 2014, in the sections entitled “Risk Factors” (Part I, Item 1A) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (Part II, Item 7). The reader is cautioned not to unduly rely on these forward looking statements. We expressly disclaim any intent or obligation to update or revise publicly these forward looking statements except as required by law.

Item 9.  Exhibits.

Exhibit No.	Description

(a)(1)	Letter from the Company to Stockholders dated January 12, 2015

(a)(2)	Current Report on Form 8-K filed with the SEC on January 8, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN SPECTRUM REALTY, INC.

By:	/s/ William J. Carden
Name:	William J. Carden

Title:	Chairman of the Board, President and Chief Executive Officer

Dated: January 12, 2015

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Letter from the Company to Stockholders dated January 12, 2015

(a)(2)	Current Report on Form 8-K filed with the SEC on January 8, 2015